Exhibit 4.5
SouFun Holding Limited
Stock Related Award Incentive Plan
(see Appendix: Stock Related Award Incentive Plan and Administration before the Company’s IPO)
By signing this agreement, the GRANTEE (employees and directors) and the Company (SouFun Holdings Limited) confirm the stock related incentive arrangement between the GRANTEE and the Company since the employee started working with the Company. This agreement is for stock related award incentive plans before the Company’s stocks become publicly tradable. Both the GRANTEE and the Company present that the above terms are true and accurate and that, except for the options referred above, the GRANTEE does not own shares in the Company or options to purchase the shares of the Company.

GRANTEE	SOUFUN HOLDINGS LIMITED

By:

Signature
Print Name: Tianquan Mo

Title: Chairman of the Board
Print Name

APPENDIX: Stock Related Award Incentive Plan and Administration before the Company’s IPO
1. Purposes of the Plan. The purposes of this Stock Related Award Incentive Plan are to attract and retain the best available personnel, to provide additional incentive to Employees and Directors for a long term of commitment to the success of the Company’s business.
2. Administrator. The Company Chairman and CEO is acting as the Administrator who is authorized under the Plan to award any type of arrangement to an Employee and Director that is not inconsistent with the provisions of the Plan and that by its terms involves or might involve the issuance of (i) Shares, (ii) an Option, or similar right with a fixed or variable price related to the Fair Market Value of the Shares and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions, or (iii) any other security with the value derived from the value of the Shares. Such Awards include, without limitation, Options, and an Award may consist of one such security or benefit or two (2) or more of them in any combination or alternative.
3. Conditions of Awards. Subject to the terms of the Plan, the Administrator shall determine the provisions, terms, and conditions of each Award including, but not limited to, the Award vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, form of payment (cash, Shares, or other consideration) upon settlement of the Award, payment contingencies, and satisfaction of any performance criteria. The performance criteria established by the Administrator may be based on any one of, or combination of, increase in share price, earnings per share, total shareholder return, return on equity, return on assets, return on investment, net operating income, cash flow, revenue, economic value added, personal management objectives, or other measure of performance selected by the Administrator. Partial achievement of the specified criteria may result in a payment or vesting corresponding to the degree of achievement as specified in the Award Agreement.
4. Transferability of Awards. Incentive Stock Options may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner before the Company’s IPO.
5. Time of Granting Awards. The date of grant of an Award shall for all purposes be the date on which the Administrator makes the determination to grant such Award, or such other date as is determined by the Administrator. Notice of the grant determination shall be given to each Employee and Director to whom an Award is so granted.
6. Exercise of Awards. Any Award granted hereunder shall be exercisable at such times and under such conditions as determined by the Administrator under the terms of the Plan and specified in the Award Agreement, but in the case of an Option, in no case at a rate of more than 40% per year over the vesting period from the date the Option is granted. Notwithstanding the foregoing, in the case of any Award granted to an Officer and Directort, the Award Agreement may provide that the Award may become exercisable, subject to reasonable conditions such as such Officer’s and Director’s Continuous Service, at any time or during any period established in the Award Agreement. Before the Company accomplishes its IPO and its stocks become publicly tradable, if GRANTEE terminates its employment relationship with the Company for whatever reason, the award (no matter vested or not) will be in the Company’s disposal and become void. After the Company’s IPO and its stocks become publicly tradable, a new Stock Related Award Incentive Plan will be adopted for the exercise of award.
7. Taxes. No Shares will be delivered to the Grantee or other person pursuant to the exercise of the Option until the Grantee or other person has made arrangements acceptable to the Administrator for the satisfaction of applicable income tax, employment tax, and social security tax withholding obligations, including, without limitation, obligations incident to the receipt of Shares or the disqualifying disposition of Shares received on exercise of an Incentive Stock Option. Upon exercise of the Option, the Company or the Grantee’s employer may offset or withhold (from any amount owed by the Company or the Grantee’s employer to the Grantee) or collect from the Grantee or other person an amount sufficient to satisfy such tax obligations and/or the employer’s withholding obligations.
8. Restrictions on Exercise. The Option may not be exercised if the issuance of the Shares subject to the Option upon such exercise would constitute a violation of any Applicable Laws. In addition, the Option, if an Incentive Stock Option, may not be exercised until such time as the Plan has been approved by the shareholders of the Company.
9. Change in control. In the event of a “change in control” (as defined below) or a merger of the Company, each outstanding stock option may be assumed or an equivalent stock option or right may be substituted by the successor corporation. In the event that no such substitution or assumption occurs, the outstanding stock options will automatically vest and become exercisable for a period of 30 days, after which the stock options will terminate. “Change in Control” means the consummation of one of the following: (i) the acquisition of fifty percent (50%) or more of the total voting power represented by the Company’s outstanding voting securities pursuant to a tender offer validly made under federal or state law(other than by virtual of repurchase by the Company not involving any related issuances to an acquirer); (ii) a merger, reverse merger, consolidation or other reorganization of the Company (other than a reincorporation of the Company) (a “Corporate Transaction”), if after giving effect to a Corporate Transaction, the shareholders of the Company immediately prior to such Corporate Transaction do not represent a majority in interest of the holders of the voting securities (on a fully diluted basis) of the surviving or resulting entity after the Corporate Transaction; (iii) the sale, transfer or other disposition of substantially all of the assets of the Company; or (iv) the dissolution of the Company pursuant to action validly taken by the shareholders of the Company in accordance with applicable state law. Notwithstanding the foregoing, a Change in Control shall not be deemed to occur in the event of (a) a liquidation of the Company in connection with the shutdown of the Company’s operations, or (b) the acquisition of newly issued securities of the Company by one or more institutional investors (or affiliates thereof) in a transaction or series of related transactions that are primarily undertaken by the Company to obtain financing (and not in connection with any repurchase by the Company or other purchase of outstanding securities).
10. Conditions to void the options. All of GRANTEE’s options will become void and all exercised options and any proceed from those exercised options shall be given back to the Company for the following CAUSES: 1) (i) any act of fraud taken by the GRANTEE in connection with his/her responsibilities and intended to result in substantial personal enrichment to the GRANTEE; (ii) conviction of a felony not involving a motor vehicle; (iii) GRANTEE’s willful act which constitutes gross misconduct and which is materially injurious to the Company; (iv) violation of your employment agreement with the Company; or (v) your incurable material breach of any element of the Company’s Employee Patent and Confidential Information Agreement, including without limitation, your theft or other misappropriation of the Company’s proprietary information; provided that such breach is not done in a good faith belief of the best interests of the Company; 2) During the term of the GRANTEE’s employment with the Company and for 24 months thereafter, the GRANTEE accepts or procures any ownership interest in, employment with, or provide any consulting services to or otherwise assist, any person, corporation, partnership or other entity which is engaged in real estate and home furnishing media (including both online and offline) business and other businesses in competition with the Company; 3) The GRANTEE solicits, induces, encourages or otherwise causes any other officer or employee of the Company to terminate such officer’s or employee’s employment with the Company.
11. Trust Arrangement. The options granted to the GRANTEE and subsequently, the common shares resulted from option exercise will be put into a representative trust or Company which will act as direct shareholding entity to the Company, together with those of other Grantees.
12. Currency. The prevailing currency of this Stock Related Award Incentive Plan shall be US$. For the convenience of the Grantee, the prices may be quoted by HK$ or RMB based upon the exchange rate on award date.
13. Reservation. Before the IPO and the Company’s stocks become publicly tradable, the Company reserves the rights to change and revert any terms of this Stock Related Award Incentive Plan.
14. Valid term. The stock related award will be valid for ten years.